MANAGEMENT’S DISCUSSION AND ANALYSIS

Three and six months ended June 30, 2016 and 2015

TABLE OF CONTENTS

1.

Overview of business

2

2.

Highlights and key business developments

2 - 4

3.

2016 Outlook and strategy

4 - 5

4.

Operating performance

6 - 9

5.

Development and exploration update

9 - 16

6.

Financial results

17 - 19

7.

Selected quarterly financial data

19 - 20

8.

Liquidity and capital resources

20 - 23

9.

Non-GAAP measures

23 - 26

10.

Summary of outstanding share data

26

11.

Related party transactions

26

12.

Critical accounting policies and estimates

26 - 27

13.

Risks and uncertainties

27 – 29

14.

Internal control

30

15.

Cautionary statements

30 - 32

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (“Asanko” or the “Company”) has been prepared by management as of August 11, 2016 and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2016 and 2015 and the related notes thereto.  Additional information on the Company, including its Annual Information Form (“AIF”) for the year ended December 31, 2015 is available under the Company’s profile at www.sedar.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward looking information” sections at the end of this MD&A.

1)

Overview of the Business

Asanko Gold Inc. (“Asanko” or the “Company”) is a Canadian-based gold producer with operations in the Republic of Ghana (“Ghana”).  Asanko’s vision is to build a low cost, mid-tier gold mining company. The Company’s principal asset, the Asanko Gold Mine (“AGM” or “the Project”) located in Ghana, West Africa is being developed in three distinct phases (Phase 1, 2A and 2B) where Phase 1 is initial commercial production from the Obotan area with the two additional Phases being commercialization of deposits in nearby areas of the Project which are anticipated to be operated with significant common infrastructure.  Construction of Phase 1 was recently completed, within budget and ahead of schedule. Gold production is expected to average 190,000 ounces per annum over a 12.5 year mine life.  The first gold production commenced in January 2016, commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter (“Q2”) of 2016.

The proposed expansionary Phases, 2A and 2B (together “Phase 2”) have the potential to increase production from 190,000 ounces per annum to approximately 480,000 ounces per annum, which will rank the AGM in the top 10 current gold mines on the African continent.  A Preliminary Feasibility Study (“PFS”) on Phase 2 was published in May 2015, and posited attractive project economics and low operating costs; a Definitive Feasibility Study (“DFS”) on Phase 2 is due to be completed and published in the third quarter (“Q3”) of 2016.

In addition to the AGM, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “AKG”.

2)

Highlights and key business developments

Q2 Business developments

•

On April 1, 2016, the Company declared Phase 1 of the AGM to be in commercial production, a full quarter ahead of schedule.  Commercial production was declared as a result of the mine achieving a number of key milestones including the mill processing at 111% of design capacity and gold recoveries exceeding design during the month of March.

•

The Company substantially completed the finalization of capital expenditures on Phase 1 bringing the project to commercial production for $293 million, essentially in-line with the budget of $295 million.

•

Steady state production was achieved by the end of Q2; now mining the main ore zones in the Nkran pit and mill feed grades are in-line with the Mineral Reserve grade.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

•

A total of 36,337 ounces of gold were produced, in-line with guidance of 35,000-40,000 ounces for the quarter and 35,074 ounces were sold at an average price of $1,231/ounce for gross gold revenue of $43.2 million.

•

The Company received its first refund of Ghanaian VAT which had been accumulated during the development phase of the project, amounting to $5.7 million.  Subsequent to the end of the quarter, the Company has received a further $1.0 million in refunds and going forward expects VAT outflows to be offset by VAT inflows.

•

The balance sheet at June 30, 2016 remains strong with cash of $34.5 million and unrefined gold dore on hand with a market value of $10.2 million.  The working capital position of the Company as of June 30, 2016 improved to $21.5 million from $10.8 million at March 31, 2016.

•

The Company amended the terms of its existing $150 million loan facility in order to defer principal payments for two years allowing the Company to re-invest in its Phase 2 growth projects.

•

The Phase 2 DFS scope was modified during the quarter as a result of excess milling capacity at the Phase 1 metallurgical facility, creating the potential to develop Phase 2 in stages in order to fully utilize the existing infrastructure.  The Phase 2 DFS remains on track for completion in Q3 2016.

•

The 2016 near mine exploration program continued to work on evaluating three targets for anticipated mining and processing starting in early 2017:  Adubiaso Extension, Nkran Extension and Akwasiso.  These deposits are expected to provide additional ore sources to fully utilize the existing processing facility capacity while the Company advances its feasibility assessment in regards to potentially bringing the Esaase deposit into production in 2018 as the first stage of the Phase 2 expansion.

•

Production guidance for the second half of 2016 is re-iterated at 90,000-100,000 ounces.

Q2 key consolidated financial information

•

In its first quarter of commercial production, the Company earned net revenues (after royalties) of $41.2 million from the sale of gold.  Total cost of sales (including depreciation and depletion) of $40.8 million resulted in earnings from mine operations of $0.3 million.

•

The Company incurred a net loss and adjusted net loss of $12,527 ($0.06 earnings per share) and $11,760 ($0.06 loss per share) respectively.

•

Operating cash flow before working capital changes was $11.6 million.

•

The Company incurred operating cash costs per ounce and total cash costs per ounce of $785 per ounce1 and $846 per ounce respectively.   Cash operating costs and AISC are expected to improve in the second half of 2016 as steady state operations have been achieved and gold production is in line with the rates envisioned in the life-of-mine operating plan.

•

Importantly, unit cost of production in the mining and milling areas are substantially in-line with expectations with mining costs averaging $3.74/tonne mined and processing costs averaging $13.79/tonne milled during Q2.  Improvements in mining costs are expected as a result of a mining fleet upgrade taking place in Q3 2016.

•

The Company incurred all-in sustaining costs (“AISC”) per ounce of $1,280, of which $346 relates to deferred stripping costs.

1 See “9. Non-GAAP measures”.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

Selected consolidated data

	Three months ended June 30,
	2016	2015
Key performance Data
Tonnes of ore milled (000s)	702	-
Gold produced (ounces)	36,337	-
Gold sold (ounces)	35,074	-
Average realized price per gold ounce sold ($)	1,231	-
Average London PM fix ($)	1,259	-
Operating cash costs ($ per gold ounce)¹	785	-
Total cash costs ($ per gold ounce)¹	846	-
All-in sustaining costs ($ per gold ounce)¹	1,280	-

Financial Data
(in thousands of US dollars except per share amounts)
Revenue	43,322	-
Income from mine operations	333	-
Net income (loss)	(12,527)	(760)
Adjusted net loss¹	(11,760)	(1,417)
Basic and diluted loss per share	($0.06)	$0.00
Adjusted net loss per share¹	($0.06)	($0.01)
Operating cash flows before working capital changes	11,606	(1,616)
Assets
Mining interests	535,215	198,290
Total assets	623,290	594,405
Liabilities
Long-term liabilities	179,339	152,413
Total liabilities	220,649	181,471
Equity	402,641	419,933
Weighted average shares outstanding (basic and diluted) (000's)	197,474,070	196,845,607

All results in the table above are the consolidated results of the Company.  The Company operates in two segments, Ghana and Canada; the Canadian segment is a head office function and is not presented separately in the results below as its results are not material to the Company’s overall operations.  All financial results in this MD&A are discussed on a consolidated basis.

3)

2016 Outlook and strategy

Current operations

During the second half of 2016, the Company expects to produce 90,000 to 100,000 ounces of gold.  Ore for the operation is expected to continue to come exclusively from mining the Nkran pit.

Near mine exploration activity at Adubiaso Extension, the Nkran Extension and Akwasiso is expected to continue in Q3 2016.  Receipt of permitting modifications are anticipated to be received which will enable mining of Adubiaso Extension to commence during the first quarter of 2017.  The predominantly oxide ores are expected to be blended with fresh ore from the Nkran pit to maximise full utilization of the existing processing plant’s capacity.

At the end of Q2 2016 the capital projects for Phase 1 were complete and the mine and processing facility was fully operational by this date.  At this time there was $8.3 million in Phase 1 related project capital expenditure in accounts payable and a further $10.6 million in final invoices expected to be received.  In summary, at June 30, 2016:  $282.5 million had been spent, $8.3 million in payables remained to be paid and $10.62 million in invoices were yet to be received bringing the total capital cost of the project to $293.1 million, approximately $2 million under the budget estimated in the Phase 2 Pre-feasibility Study filed on www.sedar.com on June 29, 2015.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

Planned expansion

A Definitive Feasibility Study (“DFS”) on the Phase 2 expansion is currently underway and expected to be filed in Q3 2016. As discussed below under “5. Development and Exploration update”, the scope of the Phase 2 DFS has been modified to include a two-stage development approach (Phase 2A and Phase 2B) for the integration of the Esaase deposit with Phase 1.  Phase 2A is the development of the Esaase pit, mining up to 2 million tonnes per annum (“Mtpa”) of oxide ores and construction of a conveyor from the Esaase deposit to the current Phase 1 processing facility, which will be upgraded to 5Mtpa throughput.

Phase 2A is expected to take approximately 21 months for detailed design and construction at a capital cost of approximately US$100 - $125 million. The operating and capital cost estimates are currently being updated as part of the DFS.

During Q2 2016, the Company announced that it had successfully agreed to terms with RK Mine Finance (“Red Kite”) to amend its existing US$150 million loan facility and defer repayment of the principal for two years to allow Phase 2A to be fully financed from cash flow from operations (see “8. Liquidity and capital resources” below).

A final Environment Impact Statement (“EIS”) has been prepared and submitted to the Ghanaian Environmental Protection Agency following a successful community consultation meeting held in April 2016.  The Company expects to receive its Environment Permit for Phase 2 in Q4 2016.  Following the receipt of the final permit, an investment decision to proceed with Phase 2 is expected to be made by the Company’s Board of directors.

Readers are cautioned that while the Company is optimistic that the DPP will posit a positive return for Phase 2A and 2B, until the results of the report are in-hand there can be no certainty that it will result in a decision to proceed.

Exploration

Following encouraging results from a near-mine exploration program in the first half of 2016 (see “5. Development and exploration update” below), the 2016 exploration program continues to focus on near-mine priority targets for the second half of the year.  The first drilling campaign has delineated two mineralized zones - one is an extension of the existing Adubiaso pit (3km from the Phase 1 processing facility) and the other is a north-easterly extension of the main Nkran pit mineralization. Both zones present as near-surface, have not been mined before and occur within the existing mine permit boundaries which should result in a streamlined permitting process allowing for accelerated commencement of mining and incremental oxide ore feed to the existing processing facility.  Drilling is currently focused on a third target, Akwasiso.  An initial Mineral Resource Estimate is expected in Q4 2016.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

4)

Operating performance

The following table provides a summary of operating performance at the AGM for Q2, 2016, the first quarter of commercial production.  Data prior to this date has not been provided as either i) the mine was not in commercial production or ii) the data does not provide meaningful information for comparative purposes as it relates to production in the period prior to commercial production.

Three months ended June 30, 2016
Key performance Data
Tonnes of ore mined (000s)	1,243
Tonnes of ore milled (000s)	702

Mining cost ($/t mined)	3.74
Processing cost ($/t treated)	13.79

Average mill head grade (g/t)	1.69
Average recovery rate (%)	92%

Gold produced (ounces)	36,337
Gold sold (ounces)	35,074

Silver produced (ounces)	7,722
Silver sold (ounces)	10,043

Average realized price per gold ounce sold ($)	1,231
Average London PM fix ($)	1,259

Operating cash costs (per gold ounce)¹	785
Total cash costs (per gold ounce)¹	846
All-in sustaining costs (per gold ounce)¹	1,280

The Company’s pre-commercial production operations commenced January 1, 2016 with the mechanical completion of the processing facility, and ceased on March 31, 2016 on the eve of the declaration of commercial production.  Commercial production was announced at the AGM effective April 1, 2016.  Below, the Company has presented a discussion of pre-commercial production operations during Q1 2016 as well as a discussion of operations for Q2 2016, the Company’s first quarter of commercial production; there are no comparative numbers as the mine was not operating in 2015.

Pre-commercial production – Q1 2016

The quarter saw a highly successful ramp-up of the processing plant which was commissioned six weeks ahead of schedule, ramped up to design throughput three months faster than expected, and operated consistently at more than 10% above design throughput rates. The processing plant produced its first gold in January and during Q1 produced 15,337 ounces of gold; 6,591 ounces of which were held as inventory as of March 31, 2016.  During this pre-commercial production period, gold recovery exceeded expectations achieving in excess of 94% over the last two weeks of March versus a design of 92.5%.

As a result of higher than expected demand for feed, ore in the pre-commercial production period was predominantly bulk mined with a focus on mining higher rates from the pit in order to open up the main ore zones, as well as to give the pit more operational flexibility.  Consequently, lower head grades were mined, with higher levels of dilution and gold losses than planned.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

Commercial production – Q2 2016

Health and Safety

There were no lost time injuries (“LTI”) during the quarter, with only one LTI occurring in the last 12 months on March 8, 2016. Since then, there have been 1,523,942 LTI free man-hours worked. The 12-month rolling lost time injury frequency rate per million man hours worked is 0.14.

Mining

Mining operations continued exclusively in the Nkran pit where bulk mining of the periphery of the main ore zones was undertaken to open up access to the main ore body by the end of Q2.  This objective was achieved in the quarter with 5.8 million tonnes (“Mt”) of waste removed from the pit and 1.2Mt of ore mined at a strip ratio of 4.7:1.  As anticipated, the bulk mining resulted in higher levels of dilution and gold losses than are expected at steady state, resulting in an average grade of mined ore of 1.48 g/t gold.

Key Mining Statistics	Units	Q2 2016
Total Tonnes Mined	t	7,058,830
Waste Tonnes Mined	t	5,816,173
Ore Tonnes Mined	t	1,242,657
Strip Ratio	W:O	4.7:1
Average Gold Grade Mined	g/t	1.48

Mining efficiencies are showing signs of improvement as a result of receiving part of a new mining contractor fleet during the quarter to replace the second-hand fleet that started the pre-strip in 2015. In the quarter a new CAT 992 FEL, a new CAT 6030 300T shovel and 10 new CAT 777’s were delivered. In Q3, an additional 10 new CAT 777’s and three new drill rigs are expected, which are expected to improve equipment utilization, increase efficiencies and lower unit mining costs.

Encouragingly, the first two ore domains were encountered at Nkran, as anticipated, during the final weeks of Q2. Since intercepting these domains the dilution and ore losses are now approaching projected normal rates, resulting in higher grade ore being fed to the processing plant. The average mill feed grade for the month of June was 2.0 g/t gold and currently the feed grades to the mill are in-line with the Mineral Reserve grade for Nkran as estimated in the PFS. As the main ore body continues to be exposed in early Q3, dilution and gold losses are expected to meet planned levels.

Processing

The processing plant processed 702,318 tonnes (“t”) of ore at an average grade of 1.69 g/t gold during the quarter.  Recovery of gold was in line with expectations with higher recoveries achieved in the latter half of the quarter once the oxygen plant was fully operational.  The average gold recovery for the quarter was 92%.

Key Production Statistics	Units	April	May	June	Q2 2016
Ore Treated	t	206,645	230,492	265,181	702,318
Gold Feed Grade	g/t	1.54	1.49	1.98	1.69
Gold Recovery	%	90	92	94	92
Gold Produced	oz	8,441	12,455	15,442	36,337

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

During the quarter a number of operational improvements were implemented in the processing plant including mechanical changes to the materials handling and crushing circuits, ball mill and SAG mill gear changes and other de-bottlenecking work that resulted in higher than normal planned mechanical down-time in the processing plant.  The goal of the work was to optimize the inherent additional mill capacity and operate at 275,000t per month, or about 10% above design rates on a continuous basis.  With the bulk of the changes completed by early June, the processing plant treated 265,000t during the month and is now operating at the levels anticipated from these improvements.

Preliminary Mineral Resource Reconciliation

Of the 702,318t of ore fed to the plant, approximately 257,000t (37%) came from the main ore domains in the Nkran pit with the balance of the ore coming from mining of the periphery ore zones (445,318t).

The main ore zones mined in Q2 consist of portions of the first two domains that have been encountered as mining reached the main ore zones of the deposit. The two domains are 2000 and 2500 as described in the Company’s Mineral Resource Estimate (see news release dated September 10, 2014 on the Company`s website or www.sedar.com).  The grade control drilling results from these main zones is reconciling well with the Mineral Resource Estimate with grade control estimating 10% less tonnes than anticipated at 13% higher gold grade resulting in a 2% positive gold reconciliation.

Domains 2000 & 2500 Insitu Resources
Grade Control Drilling			Mineral Resource Estimate			Reconciliation
Ore (t)	Gold (g/t)	Gold (oz)	Ore (t)	Gold (g/t)	Gold (oz)	Ore (t)	Gold (g/t)	Gold (oz)
256,741	2.45	20,185	285,245	2.17	19,879	-10%	13%	2%

Asanko expects to be able to carry ongoing reconciliations of actual mining results compared to estimated Mineral Reserves as mining the main ore zones continues. It is expected that the majority of ore will come from the main Nkran ore zones for H2 2016.

In addition, the mine predicted feed grade to the mill is reconciling well with the calculated mill head grade now that the gold inventory build-up in the processing plant has reached steady state.

	Ore Milled (000t)	Mine Est. Grade (g/t)	Plant Calc Grade (g/t)	Plant/Mine Ratio (%)
April	207	1.61	1.54	96
May	230	1.45	1.49	103
June	265	2.00	1.98	99
Q2 Total	702	1.70	1.69	99

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

Ore Inventory Movements

The mining operations continued to stockpile ore ahead of the processing plant on the Run-of-Mine (ROM) pad.  The stockpile movements during the quarter are shown below.

ROM Stockpile	April 1, 2016			June 30, 2016
	Tonnes	Gold (g/t)	Gold (oz)	Tonnes	Gold (g/t)	(oz)
High grade	3,784	2.59	315	17,817	3.30	1,890
Medium grade	76,929	1.70	4,205	75,033	1.54	3,715
Low grade	65,186	0.79	1,656	555,210	1.05	18,808
Total ROM	145,899	1.32	6,175	648,060	1.17	24,414

In addition to the ROM stockpiles, the processing plant maintains a crushed ore stockpile for emergency use in the event of a crusher breakdown.  At June 30, 2016 there was 63,854t of crushed ore at 1.27 g/t on this stockpile (2,602 ounces of gold), during the quarter approximately 38,000t of ore were added to this stockpile.  As well, during the Nkran pre-stripping operations, marginal ore was stockpiled separately for potential processing at the end of the mine life and consists of 470,597t at 0.79 g/t (11,953 ounces of gold).

Sales

Gold production for the quarter was 36,337 ounces with gold sales of 35,074 ounces at an average price of US$1,231 per ounce, generating gold sales revenue of US$43.2 million. At the end of the quarter, there were 7,833 ounces of doré in inventory at a market value of approximately $10.2 million.

Mining costs for the quarter were $3.74/tonne of material mined, in-line with costs anticipated in the DPP.  Processing costs for the quarter were $13.79/tonne of ore milled, also in-line with costs anticipated.

All-in sustaining costs, operating cash costs and total cash costs per ounce during the first quarter of commercial production were $1,280, $785 and $846 respectively (see “9. Non-GAAP measures” below).  These costs per ounce were higher than the Company expects to incur for the third and fourth quarters (and in the long-term) due predominantly to processing of lower grade material resulting in higher unit costs per ounce of gold produced.  (see “6. Financial results” below).

5)

Development and Exploration update

5.1 Phase 1

Development Expenditures

As of the date of this MD&A, the development of Phase 1 of the AGM was substantially complete with residual procurement packages in the final stages of closure.  The capital cost budget for the Project as approved by the board of directors was $295 million with the Project commencing July 1, 2014.  A summary of the Phase 1 development expenditures as at June 30, 2016 is as follows:

Cost of Property, Plant and Equipment	$ millions
As at June 30, 2016	320.92
Less: costs incurred prior to July 1, 2014 (pre-construction decision)	(13.8)
Less: costs acquired through the acquisition of PMI	(9.2)
Less: capitalized interest	(15.4)
Total Phase 1 Development Expenditures	282.52

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

Of the total of $282.5 million Phase 1 expenditure incurred by June 30, 2016, approximately $8.3 million were reflected in accounts payable as at June 30, 2016.  A further $10.6 million in cash remains to be incurred with respect to Phase 1 relating to the final EPCM (engineering, procurement contract management), EC & I (electrical, controls and instrumentation) and S&PP (steelwork, plate work and piping).

With the commencement of commercial production on April 1, 2016, all of the Phase 1 development costs were transferred to mineral properties.

5.2 Phase 2

A DFS for Phase 2 of the Project was initiated following a positive PFS, which was filed June 29, 2015.  The DFS is expected to be completed prior to the end of Q3 2016.

The PFS envisioned integrating the Esaase deposit with Phase 1 to create one large, multi-pit mine and expanding the existing processing facilities to produce an average of 411,000 ounces of gold per annum over a 10.5 year Life of Mine (“LoM”) from 2018.  The ore would be mined and crushed at Esaase and then conveyed to the expanded Phase 1 processing facility, which would include an upgrade to the CIL circuit with two extra tanks to increase capacity from 3Mtpa to 3.8Mtpa and the addition of a 5Mtpa flotation plant.

Following the successful commissioning of Phase 1 in Q1 2016, the process plant has demonstrated the ability to operate at greater than 110% of the 3Mtpa design. This has presented an opportunity to take advantage of the Esaase oxide ore (representing approximately 37% of the Esaase reserves) which is well suited to processing through the CIL circuit.  Therefore, the scope of the Phase 2 DFS has been modified to include a two-stage approach (together “Phase 2”) for the integration of the Esaase deposit with Phase 1:

•

Phase 2A: development of the Esaase pit, mining up to 2Mtpa of oxide ores and construction of the conveyor to provide the additional ore to process up to 5Mtpa through the existing CIL circuit, which will be upgraded; and

•

Phase 2B: mining of both Esaase oxide and fresh ores and expansion of the processing facilities to include the addition of a 5Mtpa flotation plant to bring the total processing capacity up to 10Mtpa.

Overview of Phase 2A

The Esaase deposit contains 60.3Mt of Proven and Probable Mineral Reserves of which approximately 23Mt are oxide and transition ores. Phase 2A will develop the Esaase pit, mining the oxide portion of the Mineral Reserve to provide an additional 2Mtpa of material which will be blended with 3Mtpa of the Nkran fresh ore and processed through the existing processing facility, which will be upgraded.

Development will include construction of mining and crushing infrastructure and a 27km overland conveyor belt to transport the ore to the existing processing facility.  Brownfield modifications will upgrade the existing processing plant capacity from 3Mtpa up to 5Mtpa. The upgrades to the processing facility that were originally envisioned to expand capacity from 3Mtpa to 3.8 Mtpa in the PFS are now expected to increase production levels up to 5Mtpa with some minor additional capital expenditure.  The extent and cost of the modifications will be detailed in the DFS, expected in Q3 2016. Additional metallurgical test work, undertaken at ALS laboratories in Perth, Australia, together with operational experience gained from Phase 1 to date has confirmed that metallurgical recovery from blending of the Esaase oxide and Nkran fresh ores will be in-line with the PFS recovery estimates of approximately 90.9%2.

Based on the PFS capital cost estimate and mine plan, Phase 2A is expected to take approximately 21 months for detailed design and construction at a capital cost of approximately US$100 – 125 million2. Production of over 280,000 ounces per annum is targeted to commence in Q4 2018.  The increase in production by approximately 45% is expected to improve the overall unit operating costs as the fixed cost of operations is spread over a larger production base and the oxide ores are treated for the incremental operating costs.  The operating and capital cost estimates are currently being updated as part of the DFS, which is due in Q3 2016.  Readers are cautioned that until the DFS is in-hand, there can be no certainty about these forward-looking estimates.

2  Based on Phase 2 PFS published on SEDAR June 29, 2015

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

Based on the current gold price environment, the Company is forecasting that it should be able to fund construction of Phase 2A from the cash flow from the existing operations.  This position has been significantly enhanced by the Company’s renegotiation of the US$150 million loan facility in order defer repayment of the principal for two years (see “8. Liquidity and capital resources” below).

Phase 2B

The second stage of the project, Phase 2B, will expand the mining operation to mine both Esaase oxide and fresh ores and expand the processing facility with the construction of an additional 5Mtpa milling and flotation plant for the exclusive processing of Esaase fresh ores.  Production is expected to exceed 480,000 ounces per annum, with total processing capacity of 10Mtpa (3Mtpa from the Phase 1 deposit and 7Mtpa from Esaase).

The capital cost is expected to be approximately US$170 - 210 million2 and development of Phase 2B development will be staggered so that the capital cost will be funded from cash flow from operations.

The current approach to phased development brings flexibility to the project execution timeline should market or financing conditions improve, thereby allowing the accelerated development of Phase 2B.

Permitting

A Phase 2 EIS was submitted to the EPA in June 2015 based on the revised scope for development of the Esaase project from a stand-alone operation.

A Scoping Report and a draft Terms of Reference for the revised project proposal was prepared and submitted to the EPA in August 2015.  Following extensive stakeholder engagement, the Company has obtained the necessary support of local stakeholders.  This support was formalized in a Public Hearing held by the Ghanaian EPA on April 19, 2016 at which the local stakeholders expressed their desire for Phase 2 to proceed.

A final EIS has now been submitted for review and the Company expects to receive its Environment Permit for Phase 2 in Q4 2016.

Project Schedule

The Phase 2 PFS was completed on the basis that construction of the Phase 2 expansion could commence as early as July 2016 with steady state operations of over 400,000 ounces per annum projected in 2018.  A DFS is now underway which will optimize the mining operations by more efficiently sequencing the six open pit deposits into one integrated mining schedule, as well as evaluate process synergies and optimizations.  A positive DFS, requisite permits and project financing will be required in order for the Company to make an investment decision, expected in Q4 2016, on whether to proceed with the expansion.

Key Milestones and Anticipated Timelines:

Complete Phase 2 DFS

Q3 2016

Receive Environmental Permit

Q4 2016

Investment Decision on Phase 2A

Q4 2016

Start detailed design and Construction

Q1 2017

Phase 2A complete

Q4 2018

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

5.3 Exploration and evaluation

Following a successful 2015 program that identified a series of advanced targets, a number of the targets are now being drilled with a goal of upgrading them into a category of resource status on a systematic basis.  The Company is currently evaluating three near surface exploration targets within short trucking distance of existing processing plant: Nkran Extension, Adubiaso Extension and Akwasiso.

During Q2, the Nkran Extension resource estimate was completed with Measured & Indicated Mineral Resources estimated at 758,658 tonnes at 1.76g/t for 42,930 contained ounces of gold at 0.8 g/t cut-off.  Previously, the Adubiaso Extension resource estimate was completed with Measured & Indicated Mineral Resources 628,600 tonnes at 1.89 g/t for 38,250 contained ounces of gold at 0.8 g/t cut-off.  The newest larger target, Akwasiso, is the focus of current drilling with 4,200 meters drilled to date and a Mineral Resource Estimate expected in Q4 2016.

The supplementary EIS for Adubiaso has been submitted and the requisite permits are expected to be granted during H2 2016. The Nkran extension permit applications are at an advanced stage of preparations and will be lodged with the relevant regulatory bodies by the end of Q3 2016.

Nkran Extension

The Nkran Extension (Annexure 1) is located on the Nkran shear structure, approximately 1.5km from the Nkran pit, and runs for 900m North-South adjacent to the existing Tailings Storage Facility (“TSF”). The zone of interest was originally indicated from sterilization drilling for the TSF in 2013.

During Q1 2016 the zone was infilled by RC drilling on a heel-toe 40m x 20m grid. Following the completed assaying of the 29 Reverse Circulation (“RC”) drillholes (approximately 2,200m), a classified Mineral Resource has been estimated. Given these additional resources are part of and not a material addition to the estimated Asanko Gold Mine resources, no separate technical report will be prepared for them.

Table 1: Nkran Extension – Measured and Indicated Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Gold Ounces
0.5	1,001,515	1.49	47,967
0.6	913,008	1.58	46,414
0.7	830,438	1.67	44,691
0.8	758,658	1.76	42,960
1.0	631,098	1.94	39,294

Table 2: Nkran Extension - Inferred Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Gold Ounces
0.5	1,033,300	1.36	45,303
0.6	899,110	1.48	42,924
0.7	810,495	1.58	41,077
0.8	740,643	1.65	39,386
1.0	610,805	1.82	35,671

Notes:

All figures are in metric tonnes and columns may not add up due to rounding. A gold cut-off grade of 0.8 g/t has been used. The Mineral Resources are stated as in situ tonnes. Individual densities were used per ore domain. The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table conversion from grams to ounces – 31.10348.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

Adubiaso Pit Extension (previously announced, see press release dated April 27, 2016)

The Adubiaso pit (Annexure 1) is a previously mined satellite pit at the Asanko Gold Mine which is estimated to contain 1.8 million tonnes of Proven and Probable Mineral Reserves at 2.07 g/t gold3. These Mineral Reserves lie predominantly under the old pit and form part of the current life-of-mine plan for the Asanko Gold Mine2.  In 2015, mineralization in two zones over a 300m strike length extending to the North-East of the existing pit were identified based on an analysis of historical drill hole data.

In the first quarter of 2016, the Company drilled 20 holes (approximately 2,100 metres) of RC drilling and delineated a classified Mineral Resource, as per the tables below. Given these additional resources are part of and not a material addition to the estimated Asanko Gold Mine resources, no separate technical report will be prepared for them.

Table 1: Adubiaso Extension - Measured and Indicated Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Ounces
0.5	992,408	1.43	45,612
0.6	833,738	1.60	42,812
0.7	714,505	1.76	40,320
0.8	628,602	1.89	38,249
1.0	482,590	2.19	34,034

Table 2: Adubiaso Extension - Inferred Resources

Cut-Off (g/t gold)	Tonnage	Grade (g/t)	Ounces
0.5	406,846	1.69	21,394
0.6	328,860	1.96	20,042
0.7	269,528	2.24	18,815
0.8	239,597	2.42	18,086
1.0	191,347	2.79	16,657

Notes:

The cut-off grade used for the Asanko Gold Mine – Phase 1 Project resources (Nkran, Adubiaso, Abore, Dynamite Hill & Asuadai) was 0.8 g/t. Columns may not add up due to rounding.  All figures are in metric tonnes. The Mineral Resources are stated as in situ tonnes. Individual densities were used per ore domain. The tonnages and contents are stated as 100%, which means no attributable portions have been stated in the table conversion from grams to ounces – 31.10348.

Adubiaso and Nkran Extensions Development Timeline

Work is nearing completion on the Mineral Reserve Estimates for the two extensions, based on Whittle pit designs, waste dump planning and water management programs. The permitting process is also making good progress. As both deposits are located on the Company’s existing Abriem mining lease, permitting only requires that a supplementary Environmental Impact Study (“EIS”) be submitted to the relevant government regulatory bodies.  The supplementary EIS for Adubiaso has been submitted and the requisite permits are expected to be granted by the end of Q3 2016. The Nkran extension permit applications are at an advanced stage of preparations and will be lodged with the relevant regulatory bodies by the end of Q3 2016.

Mining operation are expected to begin immediately following the receipt of the permits.  As such, the two extensions have been incorporated into the new Asanko Gold Mine Life of Mine plan, which is expected to be announced in Q3 2016 as part of the Definitive Feasibility Study for the Phase 2 expansion project.

Akwasiso Satellite Deposit

The Akwasiso deposit (Annexure 1) is located on the Nkran shear corridor and lies approximately 2 km north of the current Nkran pit, immediately north of Nkran Extension and approximately 5km south of the Dynamite Hill deposit.  Until recently the area was designated as Small Miner’s Concessions.  Asanko recently obtained the rights to the mineral concessions, which are contained within its existing Abirem mining lease.

3  Asanko Gold Mine Definitive Project Plan as filed on SEDAR on November 13, 2014.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

The Akwasiso target area is particularly prospective as it was previously drilled by the past owner of the Mineral Concessions and has a known non-compliant Mineral Resource Estimate.  Asanko is completing a 5,000m diamond drilling program primarily designed to validate the geology and grade continuity of mineralized zones defined by the previous operator’s campaign in 2000 and 2001. The Company expects to publish an initial NI 43-101 compliant Mineral Resource Estimate during Q4 2016.

To date a total of 3,500 metres of diamond drilling has been completed with assay results pending.  Visual inspection of the current program’s core shows similarities of the mineralization style to Nkran and other satellite deposits, with intrusive granite, a mixed sedimentary package, with altered and mineralized sandstone units with silicification and quartz veining. The historical drilling only evaluated the deposit to a depth of 100 metres. The current program will incorporate deeper drilling to more fully understand the potential of the deposit.    Drilling results will be announced as they become available.

5.4 Reserve and resource statements

Mineral Resources

Summary History

In February 2014, Asanko acquired PMI Gold Inc (“PMI”) and merged its Obotan project with the Esaase project to form what is now the Asanko Gold Mine.  Following the acquisition, Asanko undertook a complete re-assessment of the mineral resource estimates (“MRE”) for the Obotan project, namely the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits which are now referred to as Phase 1 of the Asanko Gold Mine.

The re-assessment went back to first principles and included:

1.

The consolidation of all exploration and evaluation drilling data from prior operator Resolute Mining and PMI, into one cohesive validated database.

2.

The use of independent geological experts to re-log diamond drill holes beneath the base of the old Resolute pit to understand structural controls to mineralization and mineral domains. This work produced a new geological model and provided a detailed framework to produce a detailed model for the deposits.

3.

The integration of the geological model into the estimate of classified Mineral Resources using industry’s best practice techniques and undertaken by an independent qualified person.

The Mineral Resources were estimated in accordance with the guidelines of the Canadian Institute of Mines, Metallurgy and Petroleum (“CIM”) whose criteria are incorporated as the standard under Canadian Securities regulators National Instrument 43-101 (“NI 43-101”) Disclosure Standards for Mineral Projects. The Independent Qualified Person (“QP”) was Charles Muller of CJM Consulting and the NI 43-101 compliant technical report dated September 30, 2014, is filed on the Company’s profile on SEDAR.

The Mineral Resources for Phase 1 and Phase 2 of the Asanko Gold Mine, as of the date of this report, are summarized as follows:

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

Asanko Gold Mine Global Resource Estimate

Deposit	Measured			Indicated			Total (M&I)			Inferred
	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
Nkran	13.24	2.55	1.09	25.80	2.23	1.85	39.04	2.34	2.94	7.06	2.34	0.53
Abore	1.61	1.70	0.09	3.37	1.63	0.18	4.98	1.65	0.27	6.59	1.65	0.35
Adubiaso	0.73	2.60	0.06	1.40	2.04	0.09	2.13	2.23	0.15	0.20	2.27	0.02
Dynamite Hill	0.00	0.00	0.00	1.84	1.86	0.11	1.84	1.86	0.11	0.52	1.51	0.03
Asuadai	0.00	0.00	0.00	1.64	1.34	0.07	1.64	1.34	0.07	1.25	1.61	0.06
Phase 1 Total	15.58	2.47	1.24	34.05	2.10	2.30	49.63	2.22	3.54	15.62	1.96	0.99
Esaase	23.38	1.49	1.12	71.25	1.44	3.28	94.63	1.45	4.40	33.59	1.40	1.51
Total	38.96	1.88	2.36	105.30	1.65	5.58	144.26	1.71	7.94	49.21	1.58	2.50

Notes:

 Due to rounding differences some M&I totals may not add exactly with the Measured and Indicated figures.

Qualified Person

Charles Muller is a QP under Canadian National Instrument 43-101 (Disclosure Standards for Mineral Projects) and is independent of Asanko. He conducted an extensive review of all of the available technical data, databases, systems and geological models. In addition, he has visited the Nkran deposit on multiple occasions.  Mr. Muller has over 25 years of experience in resource modelling including specific, relevant experience acting as Independent QP since 1994 for Goldfields in Ghana. For the past 12 years he has been the QP for the Goldfields Damang Mine, also located in Ghana. Damang bears hydrothermal vein hosted mineralization similar to the Nkran deposit. Mr. Muller is a member of both the Geostatistical Association of Southern Africa and the South African Council for Natural Scientific Professions (Pr. Sci. Nat. Reg. No. 400201/04).

Asanko Gold Mine Mineral Reserve Statement

As a result of the positive economic outcomes of the May 2015 Asanko Gold Mine PFS a portion of the Company's Mineral Resources for Esaase were upgraded to Mineral Reserves. The Mineral Reserves were estimated in accordance with CIM criteria for Mineral Reserves, incorporated as standard under NI 43-101. The Mineral Reserve Estimate was prepared by an independent engineering firm, DRA Projects SA (Pty) Ltd and can be found in a NI 43-101 compliant technical report dated June 29, 2015 and filed on SEDAR.

Mineral Reserve Statement

Deposit	Proven			Probable			Total P&P
	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)	Tonnes (millions)	Grade (g/t)	Oz (millions)
1.3 Nkran	13.5	2.32	1.00	17.7	2.12	1.20	31.2	2.21	2.20
1.4 Adubiaso	0.9	2.23	0.06	0.9	1.90	0.05	1.8	2.07	0.11
Abore	1.2	1.69	0.06	0.9	1.87	0.05	2.1	1.77	0.11
1.5 Asuadai	0.0	0.00	0.00	0.5	1.26	0.02	0.5	1.26	0.02
1.6 Dynamite Hill	0.0	0.00	0.00	1.1	1.88	0.07	1.1	1.88	0.07
Phase 1 Total	15.5	2.26	1.13	21.0	2.07	1.39	36.7	2.15	2.52
1.7 Esaase	22.5	1.40	1.01	37.9	1.42	1.72	60.3	1.41	2.73
1.8 Total	38.0	1.75	2.14	58.9	1.64	3.11	97.0	1.68	5.25

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

Qualified Person

Thomas Obiri-Yeboah, Pr. Eng., Senior Mining Engineer of DRA Projects SA, is a QP under NI 43-101 and is independent of Asanko. The Mineral Reserve Estimate was prepared under his supervision. He is a member of the Engineering Council of South African, Registration #20100340. His technical expertise includes over 20 years in the mining sector covering production, planning and project work and he has been involved in numerous projects around the world with both base and precious metals. He spent 12 years modelling gold deposits for AngloGold Ashanti in West Africa.

Notes on Mineral Terminology

Mineral Resources and Reserves are derived from Canadian Institute of Mining definitions. Similar terminologies are in use in Australia (JORC) and South Africa (SAMRAC) and are being considered in the United States.

Mineral resources do not have demonstrated economic viability, but have reasonable prospects for eventual economic extraction. They fall into three categories: measured, indicated and inferred. Measured and indicated mineral resources can be estimated with sufficient confidence to allow the appropriate application of technical, economic, marketing, legal, environmental, social and governmental factors to support evaluation of the economic viability of the deposit. For measured resources: we can confirm both geological and grade continuity to support detailed mine planning. For indicated resources: we can reasonably assume geological and grade continuity to support mine planning.

Mineral reserves are the economically mineable part of measured and/or indicated mineral resources demonstrated by at least a preliminary feasibility study. The reference point at which mineral reserves are defined is the point where the ore is delivered to the processing plant. Mineral reserves fall into two categories: a) proven reserves: the economically mineable part of a measured resource for which at least a preliminary feasibility study demonstrates that economic extraction is justified; and b) probable reserves: the economically mineable part of a measured and/or indicated resource for which at least a preliminary feasibility study demonstrates that economic extraction is justified.

United States investors are advised that while “Measured” and “Indicated” resources are recognized and required by Canada and other countries, the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

6)

Financial results

Three and six months ended June 30, 2016 and 2015 (where applicable)

The following table is a summary of the consolidated Statement of Operations of the Company for the three months ended June 30, 2016.   There are no comparative numbers in the table below with respect to a number of measures given the Company was not yet in commercial production and so not earning revenues or incurring production costs related to said revenues.

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
(in thousands of US dollars)	$	$	$	$
Revenue	43,322	-	43,322	-
Royalties	(2,166)	-	(2,166)	-
Net Revenue	41,156	-	41,156	-

Cost of sales
Production costs	(27,853)	-	(27,853)	-
Depreciation and depletion	(12,970)	-	(12,970)	-
Total cost of sales	(40,823)	-	(40,823)	-

Income from mine operations	333	-	333	-
Exploration and evaluation expenditures	(226)	(557)	(854)	(1,103)
General and administrative expenses	(1,677)	(1,776)	(5,070)	(3,942)
Loss from operations	(1,570)	(2,333)	(5,591)	(5,045)

Finance income	144	185	295	458
Finance expense	(4,136)	(116)	(4,265)	(209)
Foreign exchange (loss) gain	(578)	960	2	(673)
(Loss) gain on derivatives, net liability	(767)	657	(1,270)	384
Loss before income taxes	(6,907)	(647)	(10,829)	(5,085)

Income tax expense	(5,620)	(113)	(5,566)	(129)
Net loss and comprehensive loss for the period	(12,527)	(760)	(16,395)	(5,214)

Revenue and royalties

The Company declared commercial production at the AGM on April 1, 2016.  In its first quarter of commercial operations, the Company sold 35,074 ounces of gold at an average realized gold price of $1,231 for total revenue of $43.3 million (including $0.2 million of by-product revenue).  The Company currently sells all of the gold it produces to Red Kite under an offtake agreement (see “8. Liquidity and capital resources” below).  The Ghanaian government charge a 5% royalty on revenues earned through sales of minerals, which is treated as a reduction of revenue in accordance with the Company’s revenue recognition accounting policy.  During the three months ended June 30, 2016, the Company recognized a reduction to revenue of $2.2 million relating to the royalty.

The Company declared commercial production at the AGM on April 1, 2016 and as such the revenues and royalties reported for the six months ended June 30, 2016 are the same as those reported for the three-month period ended June 30, 2016.  However, the Company did produce and sell gold in the first quarter of 2016; the Company’s pre-commercial production operations commenced January 1, 2016 with the mechanical completion of the processing facility, and ceased March 31, 2016 on the eve of the declaration of commercial production. In accordance with the Company’s revenue recognition accounting policy, during this period, the Company included as development costs the costs incurred for pre-commercial production mining, processing and support operations offset by the revenue from saleable gold sold (net of royalties).   A summary of the costs and revenues is provided below:

(in thousands of US dollars)	3 months ended March 31, 2016
Costs incurred during pre-commerical production	21,222
Revenue during pre-commercial production, net of royalties	(10,048)
Net costs deferred to development assets	11,174

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

Production costs

During the three-month period ended June 30, 2016, the Company incurred production costs of $27.9 million relating to the sale of 35,074 ounces of gold.  In accordance with the Company’s accounting policy for stripping costs, to the extent that excess waste is mined in an identified component of the mine during the period, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties.  A total of $12.1 million of stripping costs were deferred to mineral properties during Q2 and are not included in cost of sales.  For a discussion of production costs incurred during the period see “4. Operating performance” above.

The Company declared commercial production at the AGM on April 1, 2016 and as such the production costs reported for the six months ended June 30, 2016 are the same as those reported for the three-month period ended June 30, 2016.  Prior to April 1, 2016, all pre-commercial operating costs were capitalized (see “Revenue and royalties” above).

Depletion and depreciation

Depletion of $8.97 million was recorded during the quarter as a result of mining 1,238 tonnes of ore.  Depletion of the mineral asset is charged to the statement of operations based on a units of production basis and is not impacted by any other factors.  Depreciation of $4.0 million was recorded during the quarter in relation to plant, equipment and other fixed assets.  All such assets are depreciated based on a units of production basis or straight-line over their useful economic lives.

The Company declared commercial production at the AGM on April 1, 2016 and at this point started depleting/depreciating production-related assets; as such the depletion and depreciation costs which form part of production costs, as reported for the six months ended June 30, 2016 are the same as those reported for the three-month period ended June 30, 2016.

General and administrative expenses

A summary of general and administrative expenses for the three and six months ended 2016 and 2015 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
(in thousands of US dollars)	$	$	$	$
Wages and benefits	605	419	1,669	777
Office and rent	223	455	959	649
Professional fees	212	132	312	432
Share-based payments	158	396	408	1,239
Travel and marketing	224	307	422	494
Corporate reorganisation	67	-	813	-
Other	188	68	487	351
Total	1,677	1,776	5,070	3,942

General and administrative expenses remained reasonably consistent between Q2 2015 and Q2 2016.  Higher wages and benefits in 2016 as a result of higher headcount were offset by lower office, rent and administration costs and lower share-based payments.

During the first six months of 2016, general and administrative expenses of $5.1 million were incurred in comparison to $3.9 million for the same period in 2015.  The majority of the increase in cost was as a result of corporate reorganization costs incurred in 2016 in relation to the Company’s Ghanaian subsidiaries which were reorganized to move all operating assets into the same legal entity and all exploration assets into a separate legal entity.  Bonus payments for the achievement of production status at the AGM during the first quarter 2016 resulted in higher wages and benefits than the same period in 2015.  The increases were offset by lower share-based

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

payments in 2016 as the graded vesting schedule of the options resulted in a lower expense in 2016 as compared to 2015.

Finance expense

Total finance expense of $4.1 million incurred during Q2 consists of $4.1 million of interest recognized in relation to the Company’s $150 million long-term loan (see “8. Liquidity and capital resources” below) and $0.1 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM.

Total finance expense of $4.3 million incurred during the six months ended June 30, 2016 consists of $4.1 million of interest recognized in relation to the Company’s $150 million long-term loan (see “8. Liquidity and capital resources” below) and $0.2 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM.

Finance expense for the three and six-month period ended June 30, 2016 is higher than for the same periods in 2015 as prior to the AGM being in commercial production on April 1, 2016, all interest expenses relating to the long-term loan was capitalized to deferred development costs in accordance with the Company’s accounting policy on borrowing costs.  In 2015, finance expenses consisted primarily of accretion expense on the asset retirement obligation related to the AGM.

7)

Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters:

	2016		2015				2014
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
(in thousands of US dollars)	$	$	$	$	$	$	$	$
Revenue, net of royalties	41,156	-	-	-	-	-	-	-
Total cost of sales	40,823	-	-	-	-	-	-	-
Income from mine operations	333	-	-	-	-	-	-	-
Exploration and evaluation expenditures	(226)	(628)	(1,948)	(464)	(557)	(546)	(467)	(113)
General and administrative expenses	(1,677)	(3,393)	(2,127)	(1,452)	(1,776)	(2,165)	(3,708)	(1,973)
Loss from operations	(1,570)	(4,021)	(4,075)	(1,916)	(2,333)	(2,711)	(4,175)	(2,086)
Other income (expenses)	(5,337)	99	1,208	(1,417)	1,686	(1,726)	(1,088)	(7,242)
Income tax recovery (expense)	(5,620)	54	3,086	29	(113)	(16)	2,351	-
Net income (loss) for the period	(12,527)	(3,868)	219	(3,304)	(760)	(4,453)	(2,912)	(9,328)
Basic and diluted loss per share	($0.06)	($0.02)	$0.00	($0.02)	$0.00	($0.02)	($0.02)	($0.05)

With the commencement of commercial production effective April 1, 2016, the Company began recording revenue and cost of sales in Q2 2016 (see “6. Financial results”).  Exploration expenditures were higher in Q4, 2015 due to increased exploration work to identify new potential mining targets.

General and administrative expense primarily consists of wages & benefits, office rental costs, professional fees, legal fees, corporate reorganization, business development and share-based payments.  These costs were higher in Q4 2014 due to professional fees relating to the right-sizing of the Company’s organizational structure post the acquisition of PMI, and higher in Q1 2016 as a result of a corporate reorganization and payment of bonuses upon reaching production status at the AGM (see “6. Financial results”).

Other income and expense in Q2 2016 includes interest expense on the Company’s debt balance (see “8. Liquidity and capital resources”); prior to Q2 2016, interest incurred on the loan was capitalized to mine development costs.  In addition, other income and expense primarily includes accretion on the asset retirement obligation associated with the AGM, movements in foreign exchange and

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

fair value movements with respect to derivative financial instruments (see `13. Risks and Uncertainties`) which are marked-to-market each reporting period.  Further, in Q3 2014 a charge of $7.0 million was recorded in other expenses with respect to the settlement of a legal dispute.  Fluctuations in the other income (expense) lines in all other periods are due to movements in foreign exchange rates and changes in the fair value of derivative financial instruments.

With the commencement of commercial production at the AGM on April 1, 2016, the related mineral properties, plant and equipment started being depreciated for tax purposes; this resulted in a deferred income tax expense of $5.6 million in Q2 2016.  The tax recovery in Q4 2015 related to the recognition of a deferred tax asset relating to the loan with Red Kite; the recovery in Q4 2014 related to a reduction in the deferred tax liability relating to mineral properties.

The loss per share incurred by the Company has remained reasonably consistent throughout the 8 periods.

8)

Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company’s strategic plan.  The Company aims to achieve positive cash flows from operations to internally fund operating, capital and project development requirements.  A summary of the Company’s net assets and key financial ratios related to liquidity are as follows:

	June 30, 2016	December 31, 2015
(in thousands of US dollars)	$	$

Cash and cash equivalents	34,470	114,800
Other current assets	22,626	4,120
Non-current assets	566,194	505,249
Total assets	623,290	624,169

Current liabilities (excluding short-term debt)	35,618	34,825
Non-current liabilities (excluding long-term debt)	35,868	27,841
Debt	149,163	147,094
Total liabilities	220,649	209,760

Working capital ¹	21,478	84,095

Total shareholders' equity	402,641	414,409

Total common shares outstanding	198,892,332	196,995,607
Total options outstanding	15,458,625	14,786,791
Total warrants outstanding	4,000,000	4,000,000

Key financial ratios
Current ratio	1.60	3.41
Total liabilities to equity	0.55	0.51
Debt-to-total capitalization	0.19	0.19

¹ Current asset less current liabilities

As evidenced by the Company’s key financial ratios calculated above, the Company has a strong balance sheet, which the Company anticipates shall continue to strengthen now that the AGM is in commercial production.  The Company was in a strong net asset position at both June 30, 2016 and December 31, 2015 and had a significant cash balance of $34.5 million as at June 30, 2016.  Through a combination of this cash balance and cash flows from operations, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see “Commitments” below).  However, the Company’s cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold.  The Company aims to manage its liquidity by ensuring that, even in a low gold price environment its operations can manage spending and provide adequate cash flow to meet all commitments.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

Debt

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”), which is now fully drawn for a total of $150 million.  Interest on the DFSA is calculated on a quarterly basis at a rate of LIBOR +6% and there is a 1% minimum LIBOR rate which creates an interest rate floor. The Company can elect to repay the DSFA, or a portion thereof, early without penalty.  During the second quarter 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provides that the first principal repayment will now be payable on July 1, 2018 after which the facility will be repaid in nine equal quarterly installments, with the last repayment on July 1, 2020. The Company will continue to pay quarterly interest on the loan facility during the principal deferral period with the first interest payment on July 1, 2016. There are no other changes to the existing debt facility terms. A deferral fee of 2% of the loan principal (for a total of $3.275 million) was paid commensurate with signing the amendment.

The amendment to the repayment of the loan was a key step by the Company to allow it more flexibility over a decision as to whether to progress with the construction of Phase 2.  By delaying the repayment of the principal by two years, the Company has taken a significant step towards being able to fund the development of Phase 2 through cashflows from operations.  No commitments with respect to capital expenditures have yet been made with respect to the development of the Esaase deposit (Phase 2); the Company hopes to make a construction decision prior to the end of 2016 following the publication of a definitive feasibility study with respect to Phase 2 (see “5. Development and exploration update”).  There are no financial covenants under the DFSA, a copy of which is filed on SEDAR.com.

Equity

The Company is financially stable with a total liabilities to equity ratio of 0.55.  With the recent increase in the Company’s share price, the Company is seeing stock option exercises increase significantly, creating another source of financing for the Company (see “Cash flows” below).

The Government of Ghana (“the Government”) has a 10% free carried interest in the AGM in accordance with Ghanaian Law; this was granted to through the issuance of 10% of the common shares of the Company’s Ghanaian subsidiary, Asanko Gold Ghana Limited (formerly “Keegan Resources (Ghana) Limited”), which owns the Abore, Abirem, Adubea and Esaase mining leases, to the Government. The Government has a nominee on the board of this subsidiary and is entitled to 10% of declared dividends being paid out of the subsidiary but does not have to contribute to its capital investment.

Commitments

The following table summarizes the Company’s contractual obligations as at June 30, 2016:

(in thousands of US dollars)	Within 1 year	1 - 3 years	4 - 5 years	Over 5 years	Total
Long-term debt and related interest payments	8,692	92,699	94,257		195,648
Accounts payable and accrued liabilities	35,618				35,618
Decommissioing liability (undiscounted)				26,339	26,339
Mine operating/construction and other service contracts, open purchase orders	14,541	1,721	-	-	16,262
Total	58,851	94,420	94,257	26,339	273,866

The Company has no off-balance sheet arrangements.

Cash flows

The following table provides a summary of cash flows for the three and six months ended June 30, 2016:

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

	Three months ended June 30,		Six months ended June 30,
(in thousands of US dollars)	2016	2015	2016	2015
Cash flow:
Cash provided by (used in) operating activities	18,072	(1,557)	(1,513)	(4,830)
Used in investing activities	(48,690)	(59,865)	(76,329)	(93,855)
Provided by (used in) financing activities	(2,806)	67,097	(2,746)	101,446
Impact of foreign exchange on cash and cash equivalents	85	942	258	(1,887)
Increase (decrease) in cash and cash equivalents for the period	(33,339)	6,617	(80,330)	874
Cash and cash equivalents, beginning of period	67,809	222,937	114,800	228,680
Cash and cash equivalents, end of period	34,470	229,554	34,470	229,554

Cash provided by operating activities

In the three months ending June 30, 2016, the Company recorded cash flows from operations of $10.8 million, being cash inflows before working capital changes of $11.6 million and inflows from non-cash working capital of $6.5 million.  The cash flows before working capital changes consist primarily of cash earnings from mine operations of $13.3 million less cash G&A of $1.5 million.  The inflow of $6.5 million from non-cash working capital was the result of a $18.4 million increase in accounts payable and accrued liabilities, a $5.5 million increase in inventory and a $6.8 million increase in VAT receivable.

In the six months ending June 30, 2016, the Company was only in commercial production for the last 3 months of the period and as such cash flows from operations before working capital changes were the same as for the three months ended June 30, 2016 with the exception of additional G&A costs of $3.2 million.  Cash flows before working capital changes of $8.3 million consist primarily of cash earnings from mine operations of $13.3 million less cash G&A of $4.6 million.  The outflow flow of $9.8 million from non-cash working capital was the result of a $22.9 million increase in accounts payable and accrued liabilities, a $19 million increase in inventory and a $14.1 million increase in VAT receivable.

The prior period numbers do not form a good base for comparison as the Company was not yet in commercial production and cash flows from operating activities consisted mainly of general and administrative and exploration and evaluation expenditures.

Cash used in investing activities

During Q2 2016, the Company spent $54.5 million on mineral properties, plant and equipment.  Of the total expenditure on investing activities during the period, $13 million related to the finalization of the development of the AGM, which included expenditures on ramp up and commissioning, electrical and instrumentation completion and piping and steelwork completion.  In addition, $12.1 million of deferred stripping costs were incurred during the three months ended June 30, 2016.  Other cash expenditures during the period which were capitalized to mineral properties, plant and equipment related to the movement in working capital as amounts classified as accounts payable at the beginning of the period were paid during the period.  During the same period in the prior year, the expenditures on investing activities were significantly higher as the Company was in the midst of developing the AGM in order to prepare for production to commence in early 2016.  The expenditure in 2015 related predominantly to civil engineering infrastructure, earthworks and crushing, milling and processing complex construction.

During the six-month period ended June 30, 2016, the Company spend $82.3 million on mineral properties, plant and equipment.  As discussed above, the majority of the expenditures in 2016 have related to the finalization of the development of the AGM; a total of $45.4 million was spend on the development of the AGM in the first half of 2016.  During the same period in the prior year, the expenditures on investing activities were significantly higher as the Company was in the midst of developing the AGM.  The expenditure in 2015 related predominantly to civils, earthworks and crushing, milling and processing complex construction.  Also included in the expenditures in the six-month period in 2016 are $12.1 million of deferred stripping costs and $11.1 million of pre-commercial production costs (see “6. Financial results” above). Other expenditures during the period which were capitalized to mineral properties, plant and equipment related to the movement in working capital as amounts classified as accounts payable at the beginning of the period were paid during the period

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

In the three and six months ended June 30, 2016, the Company received total VAT refunds of $5.7 million and $5.7 million respectively.

Cash provided by (used in) financing activities

During the three and six months ended June 30, 2016, the Company received a total of $3.4 million and $3.5 million respectively as a result of the exercise of stock options in the three and six-month period.  In addition, during the three months ended June 30, 2016, the Company paid a deferral fee of $3.275 million in relation to the amendment to the DSFA (see “Debt” above) as well as $2.9 million of interest relating to the same facility.

During the three and six months ended June 30, 2015, the Company drew down $70 million on its DSFA with Red Kite (see “Debt” above).  The Company recorded net proceeds of $67.2 million after draw down fees and deferred financing costs.  In addition, in the six months ended June 30, 2015, the Company recorded $34.3 million (net of share issuance costs) with respect to a bought deal financing in which the Company issued 22.8 million shares.

9)

Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

9.1) Cash Operating Costs Per ounce and Total Cash Costs per ounce

The Company has included the non-GAAP performance measures of cash operating costs per ounce and total cash costs per ounce on a by-product basis, throughout this document. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) as presented in the consolidated financial statements of the Company; note that the Company has only provided Cash operating costs per gold ounce and Total cash costs per gold ounce for the three months ended June 30, 2016 as the Company only commenced commercial production on April 1, 2016.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

Three months ended June 30, 2016
(in thousands of US dollars except per ounce amounts)	$
Total production costs from consolidated statement of operations	27,853
Share-based payment included in production costs	(179)
By-product revenue	(155)
Non-cash inventory movements and adjustments	0
Total operating cash costs	27,519
Royalties and production taxes	2,166
Total cash costs	29,685
Gold ounces sold	35,074
Cash operating costs per gold ounce ($/ounce)	785
Total cash costs per gold ounce ($/ounce)	846

9.2 All-in Sustaining Costs Per Gold Ounce

In June 2013, the World Gold Council (“WGC”), a non-regulatory association of many of the world’s leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining costs per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of “all-in sustaining costs per gold ounce”, which is a non-GAAP performance measure.  The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the consolidated financial statements for the three and six months ended June 30, 2016 and 2015; note that the Company has only provided All-in sustaining costs per gold ounce for the three months ended June 30, 2016 as the Company only commenced commercial production on April 1, 2016.

Three months ended June 30, 2016
(in thousands of US dollars except per ounce amounts)	$
Total cash costs (as reconciled above to the Statement of Operations)	29,685
Corporate general and administrative expenses	1,677
Sustaining capital expenditures	1,342
Sustaining capitalised stripping costs	12,135
Reclamation cost accretion	44
All-in sustaining cost	44,883
Gold ounces sold	35,074
All-in sustaining cost per gold ounce ($/ounce)	1,280

All-in sustaining costs adjust “Total cash costs”, for corporate general and administrative expenses, reclamation cost accretion, sustaining capitalized stripping costs and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the Company’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Capitalized stripping

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

costs represent costs incurred during the period which have been deferred to mining interests as they allow the Company to gain access to ore to be mined in future periods; these costs relate to the currently identified reserves and resources and are not considered expansionary in nature.  Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures as presented in the Company’s consolidated statement of cash flows.

Three months ended June 30, 2016
$000s
Capital expenditures in the consolidated statement of cash flows	47,155
Less: non-sustaining capital expenditures	(45,813)
Total sustaining capital expenditures	1,342

The majority of the non-sustaining capital expenditures during the three months ended June 30, 2016 related to the development of the AGM (see “8. Liquidity and capital resources” above).

9.3 Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this MD&A.  Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers.  Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements; note that the Company has only provided adjusted net income and adjusted net income per share for the three months ended June 30, 2016 as the Company only commenced commercial production on April 1, 2016 and as such management does not consider this a useful measure prior to this date.  All adjustments are shown net of tax.

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
(in thousands of US dollars except share per share amounts)	$	$	$	$
Net loss for the period	(12,527)	(760)	(16,395)	(5,214)
Unrealized (gain) loss on derivative instruments	767	(657)	1,270	(384)
Adjusted loss for the period	(11,760)	(1,417)	(15,125)	(5,598)
Basic weighted average number of common share outstanding	197,474,070	196,845,607	197,239,163	191,687,762
Adjusted net loss per share, basic and diluted ($/share)	($0.06)	($0.01)	($0.08)	($0.03)

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

9.4 Operating cash flows before working capital changes

The Company has included the non-GAAP performance measure operating cash flows before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the consolidated financial statements.  Note that the Company has only provided operating cash flows before working capital changes for the three months ended June 30, 2016 as the Company only commenced commercial production on April 1, 2016 and as such management does not consider this a meaningful measure prior to this date.

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
(in thousands of US dollars)	$	$	$	$
Cash provided by operating activities	18,072	(1,557)	(1,513)	(4,830)
Change in non-cash working capital	6,466	59	(9,791)	(2,063)
Operating cash flow before working capital changes	11,606	(1,616)	8,278	(2,767)

10)

Summary of Outstanding Share Data

As of the date of this MD&A, there were 201,294,832 common shares of the Company issued and outstanding and 15,056,125 share purchase options and 4 million warrants outstanding (with exercise prices ranging between C$1.85 and C$6.10 per share). The fully diluted outstanding share count at the date of this MD&A is 220,350,957.

11)

Related party transactions

As at June 30, 2016, the Company’s related parties are its subsidiaries and key management personnel.  During normal course of operations, the Company enters into transactions with its related parties.  During the three and six months ended June 30, 2016 all related party transactions were in the normal course of business including compensation payments to key management personnel.

12)

Critical accounting policies and estimates

12.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these consolidated financial statements are reasonable, however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in Note 3 of the audited annual consolidated financial statements for the year ended December 31, 2015 and have been consistently applied in the preparation of these condensed interim consolidated financial statements. New judgements and estimates applied for the three and six months ended June 30, 2016 relate to:

Estimates

Depletion of mineral interests – estimates are made of recoverable ounces in the Company’s mining properties which are depleted based on recoverable tonnes contained in proven and probable reserves.

Inventory valuation of production costs - the Company’s management makes estimates of quantities of ore on stockpiles and in process and the recoverable gold in this material to determine the cost of inventories and the average costs of finished goods sold

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

during the period.

Net realizable value of inventory - in order to determine the net realizable value of gold-in-process and stockpiled ore, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the respective inventories into saleable form.

Income taxes - in assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

Deferred stripping – in order to determine whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible.  In addition, judgement is involved when allocating production costs between inventory produced and the stripping asset; the allocation is based on the volume of waste extracted compared with the expected volume, for a given volume of ore production.

Judgements

Arrangements containing a lease - the Company’s management assessed it’s mining contract under IFRIC 4 – Determining whether an Arrangement contains a Lease, to assess whether contract contains a finance or operating lease.  In order to determine whether the lease was an operating or finance lease, management had to make judgements with respect to the useful economic lives of the equipment identified in the lease as well as how much of the costs associated with the mining contract related to use of the equipment and how much related to personnel charges.

Commercial production -the Company’s management determined that Phase 1 of the AGM was in commercial production effective April 1, 2016.  The development phase ends and the production phase begins when the mine is in the condition necessary for it to be capable of operating in a manner intended by management.  The Company uses a number of criteria to assess whether the mine has reached the commercial production phase.  These criteria include, but are not limited to:

(i)

Completion of operational commissioning of each major mine and plant component;

(ii)

Demonstrated ability to mine and mill consistently and without significant interruption at a pre-determined average rate of designed capacity;

(iii)

The passage of a reasonable period of time for testing of all major mine and plant components;

(iv)

Gold recoveries are at or near expected steady-state production levels;

(v)

Level of capital expenditure is within 90% of the forecast final construction cost; and

(vi)

A significant portion of available funding is directed towards operating activities.

12.2 Changes in Accounting Policies including Initial Adoption

There has been no significant change in significant accounting policies during the three and six months ended June 30, 2016, however, given that the Company declared commercial production at the AGM effective April 1, 2016, a number of the Company’s accounting policies are being implemented for the first time in the three months ended June 30, 2016 and as such a full list of the Company’s accounting policies are presented in note 3 to the Company`s June 30, 2016 Condensed Consolidated Interim Financial Statements.

13)

Risks and uncertainties

13.1 Financial instruments & risk

As at June 30, 2016 the Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bond, accounts payable and accrued liabilities, long-term debt and an embedded derivative in relation to an interest rate floor.  The Company classifies cash and cash equivalents, receivables and the reclamation bond as loans and receivables, and classifies accounts payable and accrued liabilities and long-term debt as other financial liabilities.  The embedded derivative liability associated with the interest

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

rate floor of the long-term loan is measured at fair value through profit or loss.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The risk exposure arising from these financial instruments is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada, Ghana and South Africa. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at June 30, 2016, the Company had interest receivable of $0.1 million (December 31, 2015 - $nil).  In addition, the Company is subject to credit risk in relation the receivable balances relating to the sale of gold.  The Company currently sells all of the gold it produces to Red Kite under an offtake agreement.  The risk associated with receivables from Red Kite as at June 30, 2016 is considered to be negligible.

(b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due. As at June 30, 2016 the Company had a cash and cash equivalents balance of $34.5 million (December 31, 2015 – $114.8 million) and is generating positive cash flows from operations, allowing it to settle current accounts payable and accrued liabilities of $35.6 million (December 31, 2015 - $34.8 million) and current debt of $8.7 million.

(c)

Market risk

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company’s exposure to interest rate risk is limited to its loan agreement with Red Kite, which is subject to an interest rate of LIBOR plus 6% with a minimum LIBOR of 1%. The Company’s sensitivity to a 1% decrease or increase in market rates of interest would have an immaterial effect on the Company’s interest expense/income for the three and six months ended June 30, 2016.

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and Canadian dollar (CAD) and South African rand (ZAR) could have an effect on the Company’s results of operations, financial position and cash flows.  During the year ended December 31, 2015, the Company had entered into a series of forward contracts to purchase a total of ZAR 346.6 million in exchange for Canadian and US dollars at specified exchange rates; all such contracts expired by February 2016.  The Company at present has not entered into any further derivative instruments to reduce its exposure to currency risk, however, management monitors differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(iii)

Price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company poured its first gold in January 2016 and staring selling refined gold during the first quarter 2016.  The Company’s future cash flows fluctuate due to changes in gold and silver price.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

(d)

Fair values

(i)

Foreign currency forward contracts derivative

During the year ended December 31, 2015, the Company entered into a series of forward contracts to purchase ZAR in exchange for Canadian and US dollars at specified exchange rates. These forward contracts had settlement terms that range from one month to eleven months.  At December 31, 2015, the Company had outstanding foreign currency forward contracts to buy ZAR 6.0 million in exchange for C$0.6 million with settlement dates between one and two months.

The fair values of outstanding foreign currency forward contracts are determined using the forward rates at the measurement date, with the resulting value discounted to present value and are categorized within level 2 of the fair value hierarchy.  All such forward contracts expired by February 2016 and as such there is no forward contract derivative liability recorded by the Company as at June 30, 2016.  At December 31, 2015, the outstanding contracts had a fair value of $36.

(ii)

Embedded derivative

The embedded derivative liability associated with the interest rate floor of the long-term loan is categorized within level 2 of the fair value hierarchy. The fair value of the embedded derivative liability associated with the interest rate floor was estimated using the three-month LIBOR forward rates to 2020 ranging from 0.62% to 1.41% using an option pricing model.  As at June 30, 2016, the embedded derivative liability had a fair value and carrying value of $1.8 million (December 31, 2015: $536).

(e)

Items of income, expense, gains or losses arising from financial instruments

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
(in thousands of US dollars)	$	$	$	$
Interest income on cash and receivable balances	144	185	295	458
Interest expense on loan balance	4,010	-	4,010	-
Unrealized gain/loss on derivative instruments	(767)	657	(1,307)	384
Realized gain/loss on derivative instruments	-	-	37	-

13.2 Other risks and uncertainties

The Company’s process to manage its risks and other uncertainties, including the risks related to the Company’s foreign operations, government, environmental, and other regulations, and operating costs is continuous and dynamic. Changes to these risks that result from changing internal and external factors are evaluated on a quarterly basis and significant changes in risks and corresponding mitigation activities are reported quarterly to the Company’s Board of Directors. A detailed discussion of the Company's risks can be found in the Company’s Annual Information Form dated March 17, 2016 filed at www.sedar.com.

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

14)

Internal control

14.1 Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

14.2 Internal Controls Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the six months ended June 30, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, with the exception of new controls which have been implemented with respect to the recording of financial results upon and since the commencement of commercial production.

14.3 Limitations of controls and procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation as at the end of the period covered by this report, and have concluded that such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

15)

Cautionary statements

15.1 Cautionary statement on forward-looking information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 40-F filing for the year ended December 31, 2015, available under the Company’s profile on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.  Historically, the Company’s operations have been primarily funded from share issuances through private placements and the exercise of warrants and share-based options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that there can be no certainty that Phase 2 of the Project will be built or that the overall conclusions of the Definitive Feasibility Study will confirm the June 29, 2015 PFS  outcomes for the AGM, which is on file at www.sedar.com.

15.2 Cautionary note for United States investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves

ASANKO GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.